Exhibit 99.3

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

APPOINTMENT OF SECRETARY TO THE BOARD (COMPANY SECRETARY) AND

AUTHORISED REPRESENTATIVE

We refer to the announcement dated 25 September 2020 of PetroChina Company Limited (the “Company”) on change of the company secretary and authorised representative of the Company. The board of directors of the Company (the “Board”) is pleased to announce that the Board has approved Mr. Chai Shouping as the secretary to the Board (company secretary) and an authorised representative of the Company with effect from 25 September 2020.

Chai Shouping (“Mr. Chai”), aged 59, is currently the secretary to the Board (company secretary) and the Chief Financial Officer of the Company, and concurrently works as the director of Secretariat of the Board. Mr. Chai is a senior accountant and holds a master’s degree. He has rich financial, operating, and managerial experience in the oil and gas industry of the PRC. From April 2002, he worked as the deputy general manager of the Finance Department of the Company. From September 2012, he served as the chief accountant of CNPC Exploration and Development Co., Ltd (Overseas Exploration and Development branch), the deputy general manager and chief financial officer of CNPC E&D Ltd., the chief financial officer of PetroChina International Investment Company Limited. From March 2013, he served as the general manager of the Finance Department of the Company. Mr. Chai was appointed as the Chief Financial Officer of the Company in January 2017. He concurrently worked as the director of Secretariat of the Board from August 2020. He worked as the secretary to the Board (company secretary) from September 2020.

By order of the Board PetroChina Company Limited Company Secretary Chai Shouping

Beijing, the PRC

29 October 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Huang Yongzhang as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.